October 28, 2025

FILED VIA EDGAR

Ms. Ashley Vroman-Lee
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Registrant”) File Nos. 333-206600 and 811-23078

Dear Ms. Ashley Vroman-Lee:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff”) during a telephone conversation on September 19, 2025, with respect to Post-Effective Amendment No. 96 and Amendment No. 98 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”).

The Registration Statement was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on August 14, 2025, to register shares of the Virtus Systematic U.S. Small Cap Growth ETF, Virtus Systematic International Small Cap ETF, Virtus Systematic Emerging Markets Equity ETF, Virtus Systematic U.S. Dividend ETF, Virtus Systematic International Dividend ETF and Virtus Systematic Emerging Markets Dividend ETF (each, a “Fund,” and together, the “Funds”). The Registrant will file a Post-Effective Amendment pursuant to Rule 485(b) under the Securities Act prior to or upon the Funds’ effectiveness to (i) reflect revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the Registration Statement.

Set forth below are the Staff’s comments and the Registrant’s responses thereto. Capitalized terms used and not defined herein have the meaning given to them in the Registration Statement.

As has been communicated with the Staff, the name of each Fund will be changed as noted below.

Old Name	New Name
Virtus Systematic U.S. Small Cap Growth ETF	Virtus U.S. Small Cap Growth ETF
Virtus Systematic International Small Cap ETF	Virtus International Small Cap ETF
Virtus Systematic Emerging Markets Equity ETF	Virtus Emerging Markets Equity ETF
Virtus Systematic U.S. Dividend ETF	Virtus U.S. Dividend ETF
Virtus Systematic International Dividend ETF	Virtus International Dividend ETF
Virtus Systematic Emerging Markets Dividend ETF	Virtus Emerging Markets Dividend ETF

1.	Please confirm all line items have been included in the fee table.

RESPONSE: Each Fund’s completed fee table and expense example are set forth in Appendix A hereto.

2.	With respect to the Virtus Systematic U.S. Small Cap Growth ETF, under the “Principal Investment Strategy” section, please disclose how the Fund is defining growth characteristics.

RESPONSE: The Registrant has added disclosure consistent with this comment, as noted below:

A smaller capitalization stock will be considered to have growth characteristics if it is included in the Russell 2000 Growth Index or has a market capitalization in the range of the Russell 2000 Growth Index and demonstrates revenue or earnings growth higher than the Russell 2000 Index.

3.	With respect to the Virtus Systematic U.S. Small Cap Growth ETF, under the “Principal Investment Strategy” section, please fill in the missing information.

RESPONSE: The Registrant has revised the disclosure consistent with this comment, as noted below:

Under Systematic’s market capitalization guidelines described above, based on market capitalization data as of September 30, 2025, the market capitalization of a small capitalization company would be below $8 billion.

4.	With respect to each Fund, Under the “Principal Investment Strategy” section, please disclose what is meant by “augmented by artificial intelligence and supported by technology.”

RESPONSE: The Registrant has revised the disclosure consistent with this comment, as noted below:

Systematic’s quantitative investment process begins with a proprietary alpha model that uses artificial intelligence to power Natural Language Processing for sentiment analysis, which blends behavioral factors (e.g., human behaviors and biases) and intrinsic valuation factors (e.g., tangible measures of a company’s underlying worth).

5.	Please include specific risks related to the sectors in which the Funds will focus.

RESPONSE: The Registrant notes that the information requested can be found in the “Additional Information Regarding the Funds’ Principal Risks” section of the Prospectus. Therefore, the Registrant respectfully believes that additional disclosure is not necessary.

6.	With respect to the Virtus Systematic Emerging Markets Equity ETF and the Virtus Systematic Emerging Markets Equity ETF, please disclose the method by which each Fund determines whether a country is an emerging market country.

RESPONSE: The Registrant has added disclosure under each Fund’s “Principal Strategy Section” consistent with this comment, as noted below.

The Fund will normally invest primarily in companies located in the countries represented in the Fund’s benchmark, the MSCI Emerging Markets Index (each an “Emerging Market Country”).

7.	With respect to the Virtus Systematic Emerging Markets Equity ETF and the Virtus Systematic Emerging Markets Equity ETF, please describe the specific criteria the Fund uses to determine that an investment is economically tied to an emerging market country.

RESPONSE: The Fund considers a company to be economically tied to an Emerging Market Country if (i) its stock is listed on an emerging market exchange; or (ii) it is domiciled or headquartered or primarily operate in, or derives a majority of its profits, revenues, sales, or income from an Emerging Market Country.

8.	With respect to the Funds that disclose investments in “P-Notes,” please clarify the meaning of the term.

RESPONSE: The Registrant has updated the disclosure in each applicable Fund’s “Principal Investment Strategy” section, as noted below:

P-Notes are equity-linked instruments used by investors to obtain exposure to non-U.S. equity investments without trading directly in the local market.

9.	With respect to the Virtus Systematic U.S. Dividend ETF, the investment objectives listed are contradictory. Consider, instead, including a primary objective and a secondary objective.

RESPONSE: The Registrant has revised the disclosure consistent with this comment, as noted below:

The Virtus Systematic International Dividend ETF (the “Fund”) seeks current income, with a secondary objective of long-term capital appreciation.

10.	With respect to Virtus Systematic International Dividend ETF, please disclose how the Fund interprets the term “international” in the fund name.

RESPONSE: The Registrant has revised the disclosure consistent with this comment, as noted below:

The Fund will invest in securities of companies~~, which are those~~ that are tied economically to countries with developed non-US securities markets.

11.	With respect to the Funds disclosing “China Investment Risk” as a principal risk:

a.	Please supplementally explain how the Funds will get exposure to Hong Kong listed equities (through P-Notes? Unsponsored ADRs? Sponsored ADRs? something else?) and the equity securities of companies located in China (through P-Notes? VIEs? something else?).

RESPONSE: The Funds will invest in stocks through the trading and clearing facilities of a participating exchange through the Stock Connect Programs.

b.	How much of the Funds’ assets will be allocated towards this exposure?

RESPONSE: The Registrant acknowledges that China presently constitutes approximately 29% of the MSCI Emerging Markets Index, with historical levels reaching up to 38%. The Funds do not expect their allocation to China to materially surpass the benchmark index exposure specified above.

c.	Will the Funds have significant exposure to certain issuers? If so, how much, and which issuers? Please disclose that information. We may have additional comments.

RESPONSE: The Funds do not anticipate having significant exposure to certain issuers.

d.	How will the Funds custody these equity investments?

RESPONSE: Securities are held at an approved sub-custodian under the Funds’ custody agreement and monitored through the 17f-5 process.

e.	Please supplementally explain whether there are any liquidity risks with respect to these investments, and generally explain the Funds’ plan with respect to liquidity management under rule 22e-4.

RESPONSE: The Registrant does not believe that there are any liquidity risks with respect to these investments. The Adviser, with the assistance of the Funds’ sub-adviser, has engaged in a thorough examination of the liquidity profile of the Funds and this review included a vetting of the Funds’ potential compliance with both Rule 22e-4 and the Registrant’s existing Liquidity Risk Management Program. The Adviser and sub-adviser will regularly assess the liquidity of portfolio investments and will implement a comprehensive Liquidity Risk Management Program in accordance with Rule 22e-4.

f.	Please supplementally explain and disclose the unique counterparty risks with respect to these investments.

RESPONSE: The Registrant does not believe that there are any unique counterparty risks with respect to these investments.

*     *     *     *     *

We respectfully acknowledge that the Staff may have follow up questions. If you have any further comments or questions, please contact me at 860-503-1285 or by email at daphne.chisolm@virtus.com. Thank you for your attention to these matters.

Sincerely,

/s/ Daphne Chisolm

Daphne Chisolm

Appendix A

Virtus Systematic U.S. Small Cap Growth ETF

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may incur customary brokerage commissions, and may pay other fees to financial intermediaries, when buying or selling Shares of the Fund, which are not reflected in the table or example set forth below.

Shareholder Fees (fees paid directly from your investment):	None
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment):
Management Fee[1]	0.25%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.25%

(1)	The management fee is structured as a “unified fee,” out of which the Fund’s investment adviser pays all of the ordinary operating expenses of the Fund, except for the following expenses, each of which is paid by the Fund: the Fund’s management fee; payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired Fund fees and expenses; and extraordinary or other non-routine expenses of the Fund.

(2)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other Funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$26	$83

Virtus Systematic International Small Cap ETF

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may incur customary brokerage commissions, and may pay other fees to financial intermediaries, when buying or selling Shares of the Fund, which are not reflected in the table or example set forth below.

Shareholder Fees (fees paid directly from your investment):	None
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment):
Management Fee[1]	0.39%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.39%

(1)	The management fee is structured as a “unified fee,” out of which the Fund’s investment adviser pays all of the ordinary operating expenses of the Fund, except for the following expenses, each of which is paid by the Fund: the Fund’s management fee; payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired Fund fees and expenses; and extraordinary or other non-routine expenses of the Fund.

(2)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other Funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$41	$129

Virtus Systematic Emerging Markets Equity ETF

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may incur customary brokerage commissions, and may pay other fees to financial intermediaries, when buying or selling Shares of the Fund, which are not reflected in the table or example set forth below.

Shareholder Fees (fees paid directly from your investment):	None
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment):
Management Fee[1]	0.35%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.35%

(1)	The management fee is structured as a “unified fee,” out of which the Fund’s investment adviser pays all of the ordinary operating expenses of the Fund, except for the following expenses, each of which is paid by the Fund: the Fund’s management fee; payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired Fund fees and expenses; and extraordinary or other non-routine expenses of the Fund.

(2)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other Funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$37	$115

Virtus Systematic U.S. Dividend ETF

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may incur customary brokerage commissions, and may pay other fees to financial intermediaries, when buying or selling Shares of the Fund, which are not reflected in the table or example set forth below.

Shareholder Fees (fees paid directly from your investment):	None
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment):
Management Fee[1]	0.25%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.25%

(3)	The management fee is structured as a “unified fee,” out of which the Fund’s investment adviser pays all of the ordinary operating expenses of the Fund, except for the following expenses, each of which is paid by the Fund: the Fund’s management fee; payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired Fund fees and expenses; and extraordinary or other non-routine expenses of the Fund.

(4)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other Funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$26	$83

Virtus Systematic International Dividend ETF

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may incur customary brokerage commissions, and may pay other fees to financial intermediaries, when buying or selling Shares of the Fund, which are not reflected in the table or example set forth below.

Shareholder Fees (fees paid directly from your investment):	None
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment):
Management Fee[1]	0.39%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.39%

(5)	The management fee is structured as a “unified fee,” out of which the Fund’s investment adviser pays all of the ordinary operating expenses of the Fund, except for the following expenses, each of which is paid by the Fund: the Fund’s management fee; payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired Fund fees and expenses; and extraordinary or other non-routine expenses of the Fund.

(6)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other Funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$41	$129

Virtus Systematic Emerging Markets Dividend ETF

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may incur customary brokerage commissions, and may pay other fees to financial intermediaries, when buying or selling Shares of the Fund, which are not reflected in the table or example set forth below.

Shareholder Fees (fees paid directly from your investment):	None
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment):
Management Fee[1]	0.49%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.49%

(7)	The management fee is structured as a “unified fee,” out of which the Fund’s investment adviser pays all of the ordinary operating expenses of the Fund, except for the following expenses, each of which is paid by the Fund: the Fund’s management fee; payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired Fund fees and expenses; and extraordinary or other non-routine expenses of the Fund.

(8)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other Funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$51	$161